UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WORKSPORT LTD.

(Name of Subject Company (Issuer))

WORKSPORT LTD.

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A*

(CUSIP Number of Class of Securities)

Steven Rossi

Chairman and Chief Executive Officer

Worksport Ltd.

2500 North America Drive

West Seneca, New York 14224

(888) 554-8789

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross D. Carmel, Esq.

Philip Magri, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 26th Floor

New York, New York 10036

(212) 930-9700

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

* The options are not traded and have no CUSIP number. The CUSIP number of the underlying common stock is 98139Q308.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned offer by Worksport Ltd., a Nevada corporation (the “Company”), to exchange certain outstanding stock options for new stock options under the Company’s 2022 Equity Incentive Plan (the “Exchange Offer”). The Exchange Offer has not commenced. This filing consists of the excerpt from Part II, Item 5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2026, attached as Exhibit 99.1.

The Company will file a Tender Offer Statement on Schedule TO with the SEC when the Exchange Offer commences. Option holders should read the Schedule TO and its exhibits, including the offer to exchange, when they become available, because they will contain important information about the Exchange Offer. Option holders may obtain these documents free of charge at the SEC’s website at www.sec.gov or from the Company. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities.

Item 12. Exhibits.

Exhibit No.	Description
99.1	Excerpt from Part II, Item 5 of the Quarterly Report on Form 10-Q of Worksport Ltd. for the quarter ended September 30, 2026, filed with the SEC on November 10, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORKSPORT LTD.

By:	/s/ Steven Rossi
Name: Steven Rossi
Title: Chairman and Chief Executive Officer

Date: November 10, 2026